BARADERO
                               RESOURCES LIMITED
                                TSX Venture: BRH
                                  OTCBB: BRHAF
 #1305 -1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7
                   Phone: (604) 685-9316, Fax: (604) 683-1585




June 13, 2005



David R. Humphrey
Accounting Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:      Baradero Resources Limited (the "Company")
         Response letter dated from SEC dated June 9, 2005 regarding the Annual Report on Form 20-F (fiscal year ended May 31,2004) File No. 0-30920


Dear Mr. Humphrey:

We have received and reviewed your comment letter dated June 9, 2005. As requested, we confirm that we will comply and incorporate your recommendations in our future filings, commencing with our May 31, 2005 annual Report on Form 20-F.

Please contact the undersigned should you have any questions or require additional information.

Yours very truly,

BARADERO RESOURCES LIMITED



Per:     /s/ Nick DeMare

         Nick DeMare
         President

ND:blm



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